Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 4, 2014

Press Release

For Immediate Release	Press Contact:

Mark Lane

+1 212 412 1413

mark.lane@barclays.com

Barclays Bank PLC to automatically redeem the Barclays ETN+ Short B Leveraged Exchange Traded Notes (Ticker: BXDB)

New York, April 4, 2014 – Barclays Bank PLC (“Barclays”) announced today the automatic redemption of its Barclays ETN+ Short B Leveraged Exchange Traded Notes (ticker: BXDB) (the “Securities”).  The Securities are being redeemed as the result of a stop loss termination event occurring on April 4, 2014, the stop loss termination date. As described in the prospectus, a stop loss termination event occurs when the intraday indicative note value on any index business day prior to or on the final valuation date is less than or equal to 10.0% of the principal amount per Security, or $10.00 for each Security.  Details of the stop loss termination event are below.

Stop Loss Termination Date:	April 4, 2014
Time of Stop Loss Termination Event:	9:33 a.m. EST
Automatic Termination Level:	$10.00

Holders of the Securities on the stop loss redemption date, which is the fifth business day following the stop loss termination date, will receive a cash payment equal to the stop loss redemption value.

Stop Loss Redemption Date:	April 11, 2014
Stop Loss Redemption Value:	$10.00

An investment in the Securities involves significant risks and may not be suitable for all investors.  For more information on risks associated with the Securities, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

For more information regarding the stop loss termination event, including how the stop loss redemption value is determined, see the prospectus relating to the Securities under the heading “Specific Terms of the Securities - Stop Loss Termination Event.” The prospectus relating to the Securities can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.barx-is.com.

Press Release

For Immediate Release	Press Contact:

Mark Lane +1 212 412 1413 mark.lane@barclays.com

# # #

Selected Risk Considerations

An investment in the Securities involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You may lose some or all of your principal: The Securities are exposed to any decline in the level of the Index caused by any daily decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the daily financing charge and daily investing fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The Securities are riskier than ordinary unsecured debt securities and have no principal protection.

Market and Volatility Risk: The market value of the securities may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Securities in the secondary market. Factors that may influence the market value of the Securities include prevailing market prices of the US stock markets, the Index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the Securities; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Credit of Barclays Bank PLC: The Securities are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Securities, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Securities prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

Leverage Risk: Because an investment in the Securities is leveraged, changes in the level of the Index will have a greater impact on the payout on the Securities

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release

For Immediate Release	Press Contact: Mark Lane

+1 212 412 1413

mark.lane@barclays.com

than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the Index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the Securities substantially greater than an investor would if the Securities did not contain a leverage component.

A trading market for the Securities may not develop:  Although the Securities are listed on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Therefore, the liquidity of the Securities may be limited.

No interest payments from the Securities: You will not receive any interest payments on the Securities.

Restrictions on the Minimum Number of Securities and Date Restrictions for Redemptions: You must redeem at least 25,000 Securities at one time in order to exercise your right to redeem your Securities on an optional redemption date. You may only redeem your Securities on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement. Additionally, if a stop-loss termination event occurs after we receive your notice of redemption but prior to the close of business on the applicable valuation date, your notice of redemption will be deemed ineffective and we will automatically redeem your Securities on the stop-loss redemption date at an amount equal to the stop-loss redemption value.

Automatic Redemption: If, on any Index business day prior to or on the final valuation date, the intraday indicative note value of the Securities becomes less than or equal to $10.00 per Security, a stop-loss termination event will be deemed to have occurred and your Securities will be automatically redeemed in an amount equal to the stop-loss redemption value. As a result of the leverage component of the Securities, a stop-loss termination event may occur following a decline in the Index that is significantly less than the decline that would trigger a stop-loss termination event if there were no leverage component.

Uncertain tax treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions - in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release

For Immediate Release	Press Contact: Mark Lane

+1 212 412 1413

mark.lane@barclays.com

about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue –Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC.  S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The Securities are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P 500 Index to track general market performance.

© 2014, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions - in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com